Exhibit 12
RSC Holdings Inc. & Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(dollars in thousands)

	Years Ended December 31,
	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges	1.8x	3.5x	4.8x	4.6x	2.2x

Ratio of earnings to fixed charges and preferred dividends	1.8x	3.2x	3.5x	3.0x	2.0x
Earnings are defined as income from continuing operations before income taxes and fixed charges.

Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense attributable to interest